UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Roboligent, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Texas

    Date of organization
    May 3, 2016

Physical address of issuer
2712 Meister Pl, Round Rock, TX 78664

Website of issuer
https://roboligent.com/

Current number of employees
9

Filer EDGAR CIK
0001863991

Filer EDGAR CCC
xcn4s@id

Filer EDGAR Password
peuzaqv$9mch

Filer EDGAR PMAC
a#w5rcss

Submission Contact Person Information

Name
Seonhwa Shin

Phone Number
(512) 703-0454

Email Address
seonhwa@roboligent.com

Notification Email Address
seonhwa@roboligent.com

Signatories

Name
Seonhwa Shin

Signature

Title
Head of Operations

Email
seonhwa@roboligent.com

Date
May 9, 2025